Exhibit 2.2

5 July 2004

(1) THE PURCHASER

(2) THE VENDORS

(3) MEGGITT ACQUISITION LIMITED

AGREEMENT RELATING TO THE
SALE AND PURCHASE OF THE ENTIRE ISSUED AND OUTSTANDING
CAPITAL STOCK OF DUNLOP STANDARD AEROSPACE (U.S.), INC.,
STANDARD AERO LIMITED, STANDARD AERO (ASIA)
PTE LIMITED, STANDARD AERO (AUSTRALIA)
PTY LIMITED AND DUNLOP
STANDARD AEROSPACE (NEDERLAND) BV

LATHAM & WATKINS
99 Bishopsgate
London EC2M 3XF
United Kingdom

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1
2.	SALE OF THE SHARES AND CONSIDERATION	6
3.	CONDITIONS PRECEDENT	7
4.	CANADIAN WITHHOLDING TAX	9
5.	SIGNING AND COMPLETION	10
6.	WARRANTIES, COVENANTS AND UNDERTAKINGS	11
7.	TERMINATION	11
8.	ENTIRE AGREEMENT	12
9.	VARIATION	12
10.	ASSIGNMENT	12
11.	ANNOUNCEMENTS	12
12.	COSTS	13
13.	CONFIDENTIALITY	13
14.	SET-OFF	14
15.	INVALIDITY	14
16.	COUNTERPARTS	14
17.	WAIVER	15
18.	SURVIVAL	15
19.	FURTHER ASSURANCE	15
20.	NOTICES	15
21.	GENERAL	16
22.	GOVERNING LAW; JURISDICTION	17
SCHEDULE 1
THE SUBSIDIARIES
SCHEDULE 2
DEFINITIONS REGARDING ERO PURCHASE PRICE ADJUSTMENT
SCHEDULE 3
SIGNING AND COMPLETION
SCHEDULE 4
THIRD PARTY CONSENTS

i

THIS AGREEMENT is made on 5 July 2004.

BETWEEN:

(1)	STANDARD AERO HOLDINGS, INC., a corporation organized under the laws of the State of Delaware (the “Purchaser”);

(2)	DUNLOP STANDARD AEROSPACE GROUP LIMITED incorporated and registered in England and Wales with company number 3573726 whose registered office is at Holbrook Lane, Coventry, CV6 4AA (the “Company”);

(3)	DUNLOP AEROSPACE LIMITED incorporated and registered in England and Wales with company number 3477890 whose registered office is at Holbrook Lane, Coventry, CV6 4AA;

(4)	DUNLOP STANDARD AEROSPACE OVERSEAS LIMITED incorporated and registered in England and Wales with company number 3599227, whose registered office is at Holbrook Lane, Coventry, CV6 4AA;

(5)	DUNLOP STANDARD AEROSPACE OVERSEAS INVESTMENTS LIMITED incorporated and registered in England and Wales with company number 3599223, whose registered office is at Holbrook Lane, Coventry, CV6 4AA (together with the Company, Dunlop Aerospace Limited and Dunlop Standard Aerospace Overseas Limited, the “Vendors”); and

(6)	MEGGITT ACQUISITION LIMITED incorporated and registered in England and Wales with company number 02005787 whose registered office is at Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL (the “DSAG Purchaser”).

WHEREAS:

(A)	Meggitt and the Purchaser and others have entered into the DSAG Purchase Agreement on the date hereof.

(B)	The DSAG Purchase Agreement provides for (i) the DSAG Purchase and (ii) certain covenants, undertakings, representations and warranties relating to the transactions contemplated by the DSAG Purchase Agreement and this Agreement.

(C)	The Vendors have agreed to sell to the Purchaser contemporaneously with completion of the DSAG Purchase, and the Purchaser has agreed to purchase from the Vendors contemporaneously with completion of the DSAG Purchase all of the issued and outstanding capital stock or share capital, as applicable, of each ERO Company on the terms and conditions of this Agreement.

(D)	The ERO Companies are subsidiaries of the Vendors and are engaged in the ERO Business.

(E)	Further particulars of the ERO Companies and of the Subsidiaries at the date of this Agreement are set out in Part B of Schedule 3 to the DSAG Purchase Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, the following terms shall have the following meanings:

“Balancing Payment” has the meaning ascribed to it in the Separation Agreement;

“Bonds” shall have the meaning ascribed to it in the DSAG Purchase Agreement;

“Business Day” means a day (excluding Saturdays and Sundays) on which banks generally are open in both London and New York for the transaction of normal banking business;

“Canadian Purchaser” means 3091782 Nova Scotia Company, an unlimited liability company incorporated in Nova Scotia, Canada;

“Companies Act” means the Companies Act 1985;

“Completion” means completion of the sale and purchase of the Shares in accordance with Clause 5;

“Completion Date” means the date on which Completion occurs in accordance with Clause 5;

“Conditions Precedent” means the conditions precedent specified in sub-clause 3.1;

“Consideration” has the meaning given in sub-clause 2.3;

“Debt” has the meaning ascribed to it in the DSAG Purchase Agreement;

“Determination” has the meaning ascribed to it in the Separation Agreement;

“Disclosure Letter” has the meaning ascribed to it in the DSAG Purchase Agreement;

“Dollar Amount” means an amount equal to $511,600,000 less the sum of (i) the amount of ERO Debt comprised in Estimated ERO Net Debt falling within paragraphs (a) and (g) of the definition of ERO Debt only to the extent it is denominated in USD (using for these purposes the amount of USD required for such repayment) minus (ii) the amount of ERO Cash (other than Trapped Cash) only to the extent it is denominated in USD. For the purposes of this calculation all figures will be taken from the Estimated Net ERO Debt (at the conversion rate of 1.78 USD to 1 GBP), ERO Debt will exclude Intra Group Debt and if the calculation results in a negative figure, the “Dollar Amount” shall be 0 (zero);

“DSAG Purchase” means the purchase by the DSAG Purchaser of the entire issued share capital of DSAG pursuant to the DSAG Purchase Agreement entered into on the date hereof;

“DSAG Purchase Agreement” means the agreement relating to the sale and purchase of the entire issued share capital of the Company dated as of the date hereof by and among Meggitt, the DSAG Purchaser, the holders of all the issued share capital of the Company and the Purchaser;

“DSAG Purchaser’s Counsel” means Clifford Chance LLP;

“DSAG Purchaser’s Counsel’s Account” means the Clifford Chance Client Account, sort code 40-05-30, account number 23181499 or such other account(s) notified in writing to the ERO Vendors by Meggitt Acquisition Limited;

“DSAG Vendors” means the Vendors as defined in the DSAG Purchase Agreement;

“ERO Business” means the business of providing comprehensive repair and overhaul services on a wide range of gas turbine engines as used on regional, military and business jet aircraft, helicopters, ships, certain industrial applications and related engineering services currently carried on by the Group at the date of this Agreement;

“ERO Companies” means Dunlop Standard Aerospace (U.S.) Inc., Standard Aero Limited, Standard Aero (Asia) Pte Ltd, Standard Aero (Australia) Pty Limited and Dunlop Standard Aerospace (Nederland) BV;

“ERO Group Companies” means the ERO Companies and the Subsidiaries;

“ERO Purchase Price Adjustment” has the meaning specified in the Separation Agreement;

“Estimated Balancing Payment” means the estimate of the Intra-Group Debt as at the Completion Date (which may be a positive or negative number) delivered by the Company pursuant to Clause 2.6 of this Agreement (for the avoidance of doubt, if the estimate of the Intra-Group Debt is a positive number, the Estimated Balancing Payment shall also be a positive number and vice versa);

“Estimated Net ERO Debt” means an estimate of the Net ERO Debt as notified to, inter alia, the ERO Purchaser pursuant to Clause 3(b) of Schedule 5 of the DSAG Purchase Agreement;

“Financing Commitment Letters” shall have the meaning given in sub-clause 3.1(i);

“Group” means the Company and its subsidiaries;

“Group Company” means the Company or any other member of the Group and

“Group Companies” shall be construed accordingly;

“Initial Consideration” means £376 million, less (i) the Estimated Net ERO Debt and (ii) the Estimated Balancing Payment (for the avoidance of doubt, if the Estimated Balancing Payment is a negative number, it shall have the effect of increasing the Initial Consideration but only to the extent such Estimated Balancing Payment is paid upon Completion by the DSAG Purchaser and if the Estimated Balancing Payment is a positive number, it shall have the effect of decreasing the Initial Consideration but only to the extent such Estimated Balancing Payment is paid upon Completion by the ERO Purchaser);

“Intra-Group Debt” has the meaning given in the Separation Agreement;

“Investor Representative” means Doughty Hanson & Co. Limited;

“Laws” or “Law” means any applicable statute, rule or regulation;

“LIBOR” means in relation to any amount the applicable screen rate as at 11.00 a.m. (UK time) on the relevant calculation date for the offering of deposits of that amount in sterling for a three-month period and the “screen rate” means The British Bankers’ Association Interest Settlement Rate for sterling for the period displayed on the appropriate page of the Telerate Screen;

“Lien” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, in each case arising as a result of any action or omission by Meggitt or a member of the Meggitt Group or granted by any member of the Meggitt Group;

“Meggitt Group” means Meggitt and its subsidiaries from time to time;

“Meggitt” means Meggitt Plc, a company incorporated and registered in England and Wales, with company number 432989, whose registered office is at Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL;

“Purchaser’s Account” means an account operated by the Purchaser as notified in writing to the Vendors from time to time;

“Purchaser’s Group” means the Purchaser and any person controlling, controlled by, or under common control with the Purchaser;

“Purchaser’s Group Companies” means the entities that are members of the Purchaser’s Group;

“Reorganisation” has the meaning specified in the DSAG Purchase Agreement;

“Separation Agreement” means the separation agreement relating to the sale and purchase of the entire issued share capital of the Company entered into by the DSAG Purchaser, the Company and the Purchaser on the date hereof;

“Shareholders Certificate” means the certificate given by or on behalf of the Vendors to the Purchaser in the agreed form confirming satisfaction of those Conditions Precedents set out in sub-clauses 3.1(f) and 3.1(g);

“Shares” means (i) 100 shares of common stock of Dunlop Standard Aerospace (U.S.) Inc., representing 100% of the issued and outstanding shares of capital stock of Dunlop Standard Aerospace (U.S.) Inc., (ii) 1,000 common shares of Standard Aero Limited, representing 100% of the issued and outstanding capital stock of Standard Aero Limited, (iii) 500,000 Ordinary Shares of SGD1 of Standard Aero (Asia) Pte Ltd and 2,500,000 Redeemable Preference Shares of SGD1 of Standard Aero (Asia) Pte Limited, representing 100% of the issued and outstanding share capital of Standard Aero (Asia) Pte Limited, (iv) 100,001 Ordinary Shares of Standard Aero (Australia) Pty Limited, representing 100% of the issued share capital of Standard Aero (Australia) Pty Limited and (v) Euro 24,957.91 of share capital of Dunlop Standard Aerospace (Nederland) BV, representing 100% of the issued share capital of Dunlop Standard Aerospace (Nederland) BV;

“Standard Aero Limited Shares” shall have the meaning given in sub-clause 4.1;

“Sterling Amount” means (i) the Initial Consideration less (ii) an amount equal to (x) the Dollar Amount divided by (y) 1.78;

“Subsidiaries” means the subsidiaries of the ERO Companies, listed in Schedule 1, details of which are set out in Part B of Schedule 3 of the DSAG Purchase Agreement;

“subsidiary” and “subsidiaries” shall be construed in accordance with sections 736 and 736A of the Companies Act;

“Taxation” or “Tax” means all forms of taxation and all forms of statutory, governmental, state, federal, provincial, local government or municipal charges, deficiencies, duties, imposts, contributions, levies, withholdings or liabilities, including income, gross receipts, franchise, alternative or add-on minimum, estimated, sales, use, escheat, transfer, registration, value added, excise, utility, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, national insurance, unemployment, disability, payroll, license, occupation, employee or other withholding, or other tax, of any kind whatsoever and wherever imposed, including, without limitation, any interest, deficiencies, penalties or additions to tax or additional amounts in respect of the foregoing;

“Third Party Consents” means written consent from the parties to the contracts specified in Schedule 4 of this Agreement to the acquisition of the Shares as contemplated by this Agreement in terms reasonably satisfactory to the Purchaser (and “Third Party Consent” shall be construed accordingly); and

“working hours” means 9.00 a.m. to 6.00 p.m. (UK time) on a Business Day and “close of business” shall mean 6.00 p.m. (UK time) on the relevant day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to “persons” or “undertakings” shall include individuals, bodies corporate (wherever incorporated), unincorporated associations, partnerships state or agency of a state or any works council or employee representative body (whether or not having separate legal personality) and other unincorporated bodies (in each case, wherever resident and for whatever purpose);

(b)	words defined in the singular have the corresponding meaning in the plural and vice versa;

(c)	references to “representatives” shall include directors, officers, employees, controlling shareholders, agents, attorneys, advisers, consultants and representatives;

(d)	references to Clauses, sub-clauses, Schedules and paragraphs are to the Clauses and sub-clauses of and Schedules to this Agreement and to the paragraphs in such Schedules respectively;

(e)	any reference to a statutory provision or an “enactment” is a reference to such statutory provision or “enactment” as from time to time amended after the date of this Agreement, consolidated or re-enacted (with or without modification) and includes all instruments or orders made under such statutory provision or enactment but only insofar as such amendment, consolidation, re-enactment, instrument or order does not increase the liability of the Purchaser or any of the Vendors under this Agreement;

(f)	any reference to a document “in the agreed form” is to the form of the relevant document agreed between the parties and for the purpose of identification initialled by each of them or on their behalf (in each case with such amendments as may be agreed in writing by or on behalf of the parties or their representatives);

(g)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term;

(h)	references to a “party” are to each of the Vendors, the Purchaser or the DSAG Purchaser and each of that person’s successors and permitted assigns, as the context may require, and the term “parties” shall be construed accordingly;

(i)	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

(j)	a party being liable to another party, or to liability, includes, but is not limited to, any liability in equity, contract or tort (including negligence) or under the Misrepresentation Act 1967; and

(k)	references to £ or GBP are to pounds sterling and references to $ or USD are to United States Dollars

1.3	The Schedules form part of this Agreement and shall have the same effect as if expressly set out in the body of this Agreement. Accordingly, any reference to “this Agreement” shall include the Schedules.

1.4	The headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

2.	SALE OF THE SHARES AND CONSIDERATION

2.1	The Vendors agree to sell or cause to be sold, and the Purchaser agrees to purchase (or, in the case of Standard Aero Limited and Standard Aerospace (Nederland) B.V., shall cause the Canadian Purchaser to purchase) from the Vendors the Shares at Completion on the terms that the same shall be sold free from all Liens, together with all rights of the Vendors which now are, or at any time hereafter may become, attached to them to the extent that the Vendors are able to assign the same to the Purchaser (or, in the case of Standard Aero Limited and Standard Aerospace (Nederland) B.V., the Canadian Purchaser) (including, without limitation, the right to receive all dividends and other distributions declared, made or paid on or after the Completion Date free from all Liens) provided, however, that the Purchaser and the Canadian Purchaser shall have no recourse against the Vendors following Completion as a result of or for the imposition of any Liens on the Shares prior to the completion of the transactions contemplated by the DSAG Purchase Agreement (other than in respect of any Liens imposed by Meggitt).

2.2	The aggregate consideration payable by the Purchaser and the Canadian Purchaser for the Shares is the Consideration. At Completion, the Purchaser shall pay (or, in respect of Standard Aero Limited and Standard Aerospace (Nederland) B.V., procure the payment by the Canadian Purchaser of) the Initial Consideration which shall be satisfied in full by payment of the Dollar Amount and the Sterling Amount to the DSAG Purchaser’s Counsel’s Account. The DSAG Purchaser’s Counsel is hereby irrevocably authorised to receive all sums payable to the Vendors hereunder on behalf of the Vendors.

2.3	The Estimated Net ERO Assets are £153,256,000. Following Completion, the Initial Consideration shall be adjusted in accordance with sub-clause 2.4 by reference to the Actual Net ERO Debt and the Actual Net ERO Assets as defined in Schedule 2 and pursuant to the Determination of the ERO Purchase Price Adjustment Statement in accordance with the Separation Agreement (such adjusted Initial Consideration herein referred to as the “Consideration”).

2.4	On calculation of the ERO Purchase Price Adjustment Amount in accordance with the Separation Agreement any payment to be made to the Purchaser or the Vendors shall be made in accordance with the Separation Agreement.

2.5	Before Completion, the parties will agree upon an allocation of the Initial Consideration among the Shares of each of the ERO Companies, which allocation shall be adjusted by mutual agreement of the parties to reflect the ERO Purchase Price Adjustment, and any other adjustment of the consideration for the Shares, in each case within 90 days of any such adjustment (such allocation with any adjustments, the “Purchase Price Allocation”). The parties shall report the purchase and sale of the Shares in accordance with the Purchase Price Allocation for all income Tax reporting purposes. In the event that the parties do not agree on the Purchase Price Allocation, they may report the value of the Shares of the ERO Companies for income Tax reporting purposes as they determine in good faith to be proper.

2.6	Two (2) Business Days prior to the Completion Date, the Company will deliver to the DSAG Purchaser and the Purchaser a written statement containing the Company’s good faith best estimate of the Intra-Group Debt. If the Estimated Balancing Payment is a negative number, such amount shall be paid by the DSAG Purchaser on Completion and only after such payment is received by the ERO Group Companies or the ERO Purchaser shall the Initial Consideration be increased by the amount of such Estimated Balancing Payment in accordance with the definition of Initial Consideration in this Agreement. If the Estimated Balancing Payment is a positive number, such amount shall be paid by the ERO Purchaser on Completion and only after such payment is received by a Purchaser’s Group Company shall the Initial Consideration be decreased by the amount of such Estimated Balancing Payment in accordance with the definition of Initial Consideration in this Agreement.

3.	CONDITIONS PRECEDENT

3.1	Completion of the sale and purchase of the Shares shall be conditional upon the following Conditions Precedent being fulfilled or waived by the Purchaser as the case may be:

(a)	any applicable waiting periods under the Hart-Scott-Rodino Anti-trust Improvements Act 1976 (as amended) and the regulations made thereunder relating to the proposed acquisition of the ERO Business by the Purchaser pursuant to this Agreement having expired or been terminated;

(b)	the Purchaser receiving confirmation in terms satisfactory to it that the transactions contemplated by this Agreement have been cleared by the German Federal Cartel Office (Bundeskartellamt) or the expiry of the relevant working periods, following the submission of a complete notification, where no decision has been issued;

(c)	the Austrian competition authorities not having prohibited the implementation of the transactions contemplated by this Agreement within eight weeks of notification of the offer to the Austrian Federal Competition Agency (Bundeswettbewerbsbehörde) or the Austrian Federal Competition Agency having indicated in terms satisfactory to the Purchaser, that a filing is not required under Austrian Law;

(d)	the Purchaser and the Vendors having filed all notices and information required to be filed under Part IX of the Canadian Competition Act, except if such requirement shall have been waived pursuant to paragraph 113(c) of the Canadian Competition Act, and any information the Purchaser elects to file with the Canadian Competition Commissioner in its sole discretion under the Canadian Competition Act, including, without limiting the foregoing, a competitive impact statement and (i) the Purchaser having received an advance ruling certificate in accordance with section 102 of the Canadian Competition Act from the Canadian Competition Commissioner in connection with the transactions contemplated by this Agreement, or (ii) the Canadian Competition Commissioner having confirmed, in writing, that he has no intention to file an application under Part VIII of the Canadian Competition Act in connection with the transactions contemplated by this Agreement;

(e)	the Purchaser having received evidence satisfactory to it that the Minister under the Investment Canada Act shall have been satisfied or deemed to have been satisfied that the transaction contemplated herein is likely to be of net benefit to Canada on terms and conditions that are satisfactory to the Purchaser;

(f)	no event, circumstance or condition having occurred that has, or would reasonably be expected to have, a material adverse change in or effect on the assets, liabilities, business, condition (financial or otherwise) or operations (including results of operations) of the ERO Business;

(g)	there shall not have occurred a Material Breach of Warranty (as defined in the DSAG Purchase Agreement);

(h)	grant of the Third Party Consents;

(i)	the debt financing transactions described in the financing commitment letters previously delivered by the Purchaser to the Investor Representative (the “Financing Commitment Letters”) shall have been consummated in accordance with the terms set forth in the Financing Commitment Letters; and

(j)	no preliminary or permanent injunction or other order of any court of competent jurisdiction restraining or prohibiting the consummation of the transaction contemplated hereby shall be in effect.

3.2	The Purchaser, and to the extent required the Vendors shall, use all reasonable endeavours to procure the satisfaction of the Conditions Precedent and their obligations pursuant to clause 4.

3.3	If at any time the Vendors, the Purchaser or the DSAG Purchaser become aware of an event, circumstance or condition that might prevent a Condition Precedent being satisfied, it shall inform the other parties as soon as reasonably practicable.

3.4	At any time prior to Completion, the Purchaser may waive a Condition Precedent by written notice to the Vendors on any terms it may, acting reasonably, decide.

4.	CANADIAN WITHHOLDING TAX

4.1	At Completion, Dunlop Standard Aerospace Overseas Limited shall deliver to the Purchaser a certificate issued pursuant to section 116 of the Income Tax Act (Canada) in respect of the sale of all of the issued and outstanding common shares of Standard Aero Limited (the “Standard Aero Limited Shares”) to the Purchaser, provided that:

(a)	if a certificate issued by the Minister of National Revenue pursuant to subsection 116(2) of such Act in respect of the disposition of such Standard Aero Limited Shares to the Purchaser, specifying a certificate limit in an amount which is not less than the portion of the Consideration allocable to such Shares, is not delivered to the Purchaser at or before the Completion (but not otherwise), the Purchaser shall be entitled to withhold from the Consideration at the Completion the amount that it may be required to remit pursuant to subsection 116(5) of such Act in connection with such purchase in which case the remaining provisions of this Agreement shall apply;

(b)	if, prior to the 28th day after the end of the month in which the Completion occurs (or such later time if the Canada Revenue Agency confirms in writing that Purchaser may continue to hold the amount withheld pursuant to clause 4.1(a) hereof), Dunlop Standard Aerospace Overseas Limited delivers to the Purchaser:

(i)	a certificate issued by the Minister of National Revenue under Section 116(2) of such Act in respect of the disposition of the Standard Aero Limited Shares to the Purchaser, Purchaser shall promptly pay to Dunlop Standard Aerospace Overseas Limited the lesser of (i) the amount withheld pursuant to clause 4.1(a) hereof and (ii) the amount withheld pursuant to clause 4.1(a) hereof less the amount, if any, by which the portion of the Consideration allocable to the Standard Aero Limited Shares exceeds the amount specified in such certificate as the certificate limit, multiplied by the percentage specified in subsection 116(5) of such Act; or

(ii)	a certificate issued by the Minister of National Revenue under Section 116(4) of such Act in respect of the disposition of the Standard Aero Limited Shares to the Purchaser, the Purchaser shall promptly pay the amount withheld pursuant to clause 4.1(a) hereof to Dunlop Standard Aerospace Overseas Limited; and

(c)	if the Purchaser has withheld an amount pursuant to clause 4.1(a) hereof and Dunlop Standard Aerospace Overseas Limited does not deliver to the Purchaser, prior to the 28th day after the end of the month in which the Completion occurs (or such later time if the Canada Revenue Agency confirms in writing that Purchaser may continue to hold the amount withheld pursuant to clause 4.1(a) hereof):

(i)	a certificate issued by the Minister of National Revenue under Section 116(2) of such Act in respect of the disposition of the Standard Aero Limited Shares to the Purchaser specifying a certificate limit equal or greater than the portion of the Consideration allocable to the Standard Aero Limited Shares, or

(ii)	a certificate issued by the Minister of National Revenue under Section 116(4) of such Act in respect of the disposition of the Standard Aero Limited Shares to the Purchaser;

The Purchaser shall remit to the Receiver General of Canada the amount required to be remitted pursuant to subsection 116(5) of such Act (and the amount so remitted shall be credited to the Purchaser as a payment to Dunlop Standard Aerospace Overseas Limited on account of the Consideration) and the Purchaser shall pay to Dunlop Standard Aerospace Overseas Limited any remaining portion of the amount withheld pursuant to clause 4.1(a) hereof.

5.	SIGNING AND COMPLETION

5.1	Signing of this Agreement shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at 40 Bank Street, Canary Wharf, London E14 5DS. Completion shall take place at the same address simultaneously with completion occurring under the DSAG Agreement.

5.2	In preparing the Estimated Net Debt (as defined in paragraph 3(b) of Schedule 5 to the DSAG Purchase Agreement) to be delivered pursuant to paragraph 3(b) of Schedule 5 to the DSAG Purchase Agreement, the Company shall calculate the Estimated Net ERO Debt which comprises part of the Estimated Net Debt (as defined in paragraph 3(b) of Schedule 5 to the DSAG Purchase Agreement) in accordance with the provisions of this Agreement including without limitation the definitions set forth in Schedule 2 of this Agreement, the provisions of Schedule 2 of the Separation Agreement, as well as Schedule 5 of the DSAG Purchase Agreement (to the extent not inconsistent with Schedule 2 of the Separation Agreement or this Agreement). Each of the Estimated Net Debt and the Estimated Net ERO Debt shall separately identify the dollar-denominated balances comprised within such calculations for the purpose of enabling the Dollar Amount to be calculated and agreed between the DSAG Purchaser and the Purchaser,

5.3	All monies to be transferred pursuant to this Agreement, shall be made by transfer of funds for same day value to:

(a)	the DSAG Purchaser’s Counsel’s Account if a payment is due to the Vendors; or, as the case may be

(b)	the Purchaser’s Account if a payment is due to the Purchaser,

provided always that such payments will be made without any set off, restriction or condition and without any deduction or withholding (save only as required by law) unless otherwise specified in this Agreement.

5.4	Notwithstanding any other provision within this Agreement, none of the Purchaser or the Vendors are obliged to complete this Agreement and the purchase of the Shares unless:

(a)	the parties comply with their respective obligations under clause 2, clause 5 and Schedule 3 of this Agreement;

(b)	the transactions contemplated by the DSAG Purchase Agreement take place contemporaneously with Completion;

(c)	the transactions contemplated by the Reorganisation take place contemporaneously with Completion; and

(d)	the purchase of all the Shares is completed simultaneously and all rights, including contingent rights, to subscribe for shares in the ERO Companies are waived or extinguished or lapse on or prior to Completion.

6.	WARRANTIES, COVENANTS AND UNDERTAKINGS

The Purchaser entered into this Agreement on the basis of the warranties set forth in the DSAG Agreement and in reliance on each of them. Liability under any warranty set forth in the DSAG Purchase Agreement shall not be modified or discharged by Completion. The Company agrees that if and to the extent it or any other D&M Company (as defined in the DSAG Purchase Agreement) has at Completion any right, title or interest in or to the Shares or any of them it shall or shall procure such other D&M Company, shall transfer such right title or interest to the Purchaser for no additional consideration.

7.	TERMINATION

7.1	This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to Completion:

(a)	by mutual written consent of the Vendors, the Purchaser and the DSAG Purchaser;

(b)	automatically upon termination of the DSAG Purchase Agreement;

(c)	by Purchaser, if the Vendors have breached or failed to perform in any material respect any covenant, agreement or undertaking contained in this Agreement; or

(d)	by the Vendors, if the Purchaser has breached or failed to perform in any material respect any covenant, agreement or undertaking contained in this Agreement.

7.2	In the event of termination of this Agreement and abandonment of the transactions contemplated hereby notice thereof shall be given by the party so terminating to the other parties and this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated hereby abandoned without further action of any party and each party’s rights and obligations shall cease immediately at termination, except that (i) any party may have liability to the other parties for any breach of this Agreement occurring prior to termination and (ii) the obligations provided for in this sub-clause 7.2 and clauses 11, 12, 13, 14, 15, 17, 18, 20, 21 and 22 shall survive any such termination. Notwithstanding the foregoing, in the event that the Completion does not occur the Vendors shall have no liability for breach under this Agreement other than for failure to (i) sell and convey the Shares to the Purchaser as provided in Clause 2 of this Agreement, (ii) deliver the documents required to be delivered by the Vendors pursuant to Clause 5 of this Agreement and (iii) comply with Clause 19 of this Agreement.

8.	ENTIRE AGREEMENT

This Agreement and the DSAG Purchase Agreement together constitute the entire agreement and understanding between the parties relating to the subject matter of this Agreement. This Agreement and the DSAG Purchase Agreement supersede any other prior drafts, agreements, understandings, representations, warranties and arrangements of any nature whatsoever and no party has entered into this Agreement or the DSAG Purchase Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement or the DSAG Purchase Agreement. The parties acknowledge that the Purchaser is entering into this Agreement in reliance on the covenants, undertakings, warranties and agreements contained in the DSAG Purchase Agreement and that the terms and conditions of the DSAG Purchase Agreement constitute an integral part of this Agreement.

9.	VARIATION

No variation of this Agreement shall be valid unless it is in writing and signed by each of the parties hereto and the DSAG Purchaser. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

10.	ASSIGNMENT

10.1	Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed) except that the benefits arising under this Agreement may be assigned in whole or in part by the Purchaser to:

(a)	any member of the Purchaser’s Group (including, for the avoidance of doubt, the ERO Group Companies following Completion) or any person owned or controlled by T.C. Group LLC, doing business as The Carlyle Group or any person in which any such person has an interest, whether direct or indirect; and

(b)	any person by way of security for borrowings incurred by ERO Purchaser.

10.2	Subject to sub-clause 10.1, this Agreement will be binding upon, enure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any Purchaser’s Group Company may enforce the terms of this sub-clause 10.2 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999. The Canadian Purchaser may enforce the terms of Clauses 2.1 and 5.4 and Schedule 3, Part 3 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

10.3	Except as provided in Clause 9 and sub-clause 10.1 a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

11.	ANNOUNCEMENTS

Clause 12 of the DSAG Purchase Agreement shall apply mutatis mutandis.

12.	COSTS

Except as otherwise expressly set out herein, whether or not this Agreement and the transactions contemplated hereby are completed all costs (including legal and financial advisory fees and expenses) incurred in connection with, or in anticipation of, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

13.	CONFIDENTIALITY

13.1	Except pursuant to Clause 3 of the DSAG Purchase Agreement and clause 3 of this Agreement and subject to Clause 11 and sub-clause 13.2, each party shall treat as confidential and not disclose any information received or obtained as a result of entering into or performing this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement, the DSAG Purchase Agreement and the Disclosure Letter;

(b)	the negotiations relating to this Agreement and the DSAG Purchase Agreement and the Disclosure Letter; or

(c)	the business, financial or other affairs (including future plans and targets) of any party to this Agreement or the DSAG Purchase Agreement.

13.2	Sub-clause 13.1 shall not prohibit disclosure of any information by a party if and to the extent:

(a)	the disclosure is required by Law or any professional standards body subject to or in accordance with Clause 11 or required, compelled or requested pursuant to any court order, subpoena or litigation discovery process;

(b)	the disclosure is required by existing contractual obligations;

(c)	the disclosure is required to vest the full benefit of this Agreement in the Vendors and the Purchaser;

(d)	the disclosure is required or desired for the purpose of any judicial proceedings arising out of this Agreement or the disclosure is necessary to be made to the Inland Revenue in respect of any tax submissions by the Vendors in respect of the transaction contemplated by this Agreement;

(e)	the disclosure is made to a director, officer or employee of the Purchaser, a member of the Purchaser’s Group, or to professional advisers of the Purchaser, the Vendors, in each such case on terms that the relevant party will procure that such professional advisers comply with the provisions of sub-clause 13.1 in respect of such information as if they were a party to this Agreement;

(f)	the information becomes publicly available (other than by breach of this Agreement);

(g)	the information is required to be disclosed in a circular, listing particulars or a prospectus in connection with either the fundraising of the Purchaser in connection with the sale and purchase of the Shares or any other private fundraising exercise undertaken by any member of the Purchaser’s Group;

(h)	the information is required to be disclosed to the trustee of the Bonds or to any holder of Bonds pursuant to or in accordance with any redemption of the Bonds;

(i)	the other party has given prior written approval to the disclosure or use, such approval not to be unreasonably withheld or delayed; or

(j)	the disclosure is reasonably required to enable the Purchaser to secure debt financing reasonably required in connection with the sale and purchase of the Shares and any syndication if such debt financing, including disclosure as contemplated by the matters referred to in sub-clause 3.6(b) of the DSAG Purchase Agreement, provided that prior to disclosure or use of any information pursuant to sub-clauses 13.2(a), 13.2(c), 13.2(d), 13.2(e), 13.2(g) or 13.2(h), the party concerned shall consult with the other party/parties as to the timing, content and manner of making such disclosure or the use of such information insofar as is reasonably practicable before complying with such an obligation.

13.3	The restrictions contained in sub-clauses 13.1 and 13.2 shall continue to apply for a period of six (6) years from Completion.

14.	SET-OFF

Except as otherwise expressly provided herein neither the Purchaser nor the Vendors shall have any right to off-set or set-off any payment due pursuant to this Agreement against any other payment to be made pursuant to this Agreement (including against damages payments). Any attempt by the Purchaser or any of the Vendors to claim expressly in writing a right of off-set or set-off to any such payment shall result in the automatic forfeiture by the Purchaser, or the Vendors, as the case may be, of any right to any other payment.

15.	INVALIDITY

If any term or provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, then such term or provision shall (so far as it is illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but the remainder of this Agreement shall not be affected. The parties shall then use all reasonable endeavours to replace the illegal, invalid or unenforceable provisions by a valid provision the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision.

16.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which, when executed and delivered, shall be an original, but all the counterparts shall together constitute one and the same instrument.

17.	WAIVER

Any waiver of any right or default hereunder will be effective only in the instance given and will not operate as or imply a waiver of any other or similar right or default on any subsequent occasion. No waiver, modification or amendment of this Agreement or of any provision hereof will be effective unless in writing and signed by the party against whom such waiver, modification or amendment is sought to be enforced. Any delay by any party in exercising, or failure to exercise, any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any rights or remedy under this Agreement or otherwise shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy. The rights and remedies of the parties under this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

18.	SURVIVAL

Notwithstanding any of the provisions of this Agreement, no party hereto shall be entitled to make any claim for breach of this Agreement or shall be subject to any liability for damages for breach of this Agreement, following Completion (other than for any failure to comply with Clause 19 following Completion). The foregoing sentence shall not affect or limit any claim for breach or otherwise under the DSAG Purchase Agreement or the Separation Agreement or any right of payment under or pursuant to Clause 2.4 or Schedule 2 hereto.

19.	FURTHER ASSURANCE

Each of the Purchaser and the Vendors shall do or procure to be done all such further reasonable acts and things, and execute or procure the execution of all such other documents, as any other party hereto may from time to time reasonably require, whether on or after Completion, for the purpose of giving to such other party the full benefit of all of the provisions of this Agreement to the extent such actions and things are reasonably within the control of such party.

20.	NOTICES

20.1	Any notice or other communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it and may be served by delivering it by hand or sending it by fax or prepaid recorded delivery or registered post to the address and for the attention of the relevant party set out in this Clause 20 (or as otherwise notified from time to time hereunder). Any notice so served by hand, fax or post shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, twelve hours after the time of despatch, provided always that a copy of such fax is in addition notified pursuant to paragraphs (a), (c) or (d) of this sub-clause 20.1;

(c)	in the case of inland first class recorded or registered post, seventy two hours from the date of posting;

(d)	in the case of air mail recorded or registered post, one hundred and twenty hours from the date of posting,

provided that if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours, such notice or other communication shall be deemed to be given or made at the start of working hours on the next Business Day.

20.2	The addresses of the parties for the purpose of this Clause 20 are as follows:
Purchaser:

	Address:	1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004, USA
	For the attention of:	Peter J. Clare
	Fax:	+1 (202) 347-9250

DSAG Purchaser and the Vendors:

	Address:	Farrs House, Cowgrove, Wimborne, Dorset BH21 4EL
	For the attention of:	Terry Twigger (or the Chief Executive Officer of Meggitt from time to time)
	Fax:	+44 120 284 7840

20.3	In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown thereon or into the custody of the postal authorities as a pre-paid recorded delivery or registered post letter, or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.

20.4	A party may notify the others of any change to its name, relevant address or facsimile number for the purposes of this Clause 20, provided that such notice shall only be effective on:

(a)	the date specified in the notice as the date on which the change is to take effect; and

(b)	if no date is so specified or the date so specified is less than five (5) Business Days after the date on which the notice is given, the date following five (5) Business Days after the notice of any change has been given.

21.	GENERAL

21.1	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

21.2	If a party fails to pay a sum due from it under this Agreement on the due date of payment in accordance with the provisions of this Agreement, that party shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum is discharged at the rate of 3 per cent. per annum above LIBOR (whether before or after judgment). Interest accrues and is payable from day to day.

21.3	Effective upon Completion, the Vendors hereby irrevocably appoint the DSAG Purchaser to act as their representative and on their behalf in all matters relating to this Agreement and the relevant clauses of the Separation Agreement and to receive all payments otherwise due to any Vendor and the receipt of any such sum by the DSAG Purchaser shall discharge in full all obligations of the Purchaser to make any such payments to any Vendor and any document signed by the DSAG Purchaser shall be binding on the Vendor as if signed by each of them and any notice served on the DSAG Purchaser shall be deemed to be served on all the Vendors.

22.	GOVERNING LAW; JURISDICTION

22.1	This Agreement shall be governed by and construed in accordance with the laws of England.

22.2	Each of the parties agrees that the Courts of England are to have jurisdiction to settle any disputes which may arise in connection with this Agreement or the transactions contemplated hereby.

22.3	Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby in the Courts of England and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

IN WITNESS WHEREOF, this Agreement has been signed on behalf of the parties on the day and year first above written.

SIGNING PAGES

Signed by Philip Green	)
For and on behalf	)	/s/ Philip Green	Signature

Meggitt Acquisition Limited	)

Signed by Peter J. Clare	)
For and on behalf	)	/s/ Peter J. Clare	Signature

Standard Aero Holdings, Inc.	)

Signed by Harry Green	)
For and on behalf	)	/s/ Harry Green	Signature

Dunlop Standard Aerospace	)
Group Limited	)

Signed by David G Johnson	)
For and on behalf	)	/s/ David G Johnson	Signature

Dunlop Aerospace Limited	)

Signed by David G Johnson	)
For and on behalf	)	/s/ David G Johnson	Signature

Dunlop Standard Aerospace	)
Overseas Limited	)

Signed by David G Johnson	)
For and on behalf	)	/s/ David G Johnson	Signature

Dunlop Standard Aerospace	)
Overseas Investments Limited	)